Triton Resources, Inc.
7363 146 A Street
Surrey, British Columbia
Canada, V3S 8Y8

April 21, 2005

VIA FACSIMILE 202-942-9530

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of Small Business
450 Fifth Street, NW
Washington, DC 20549-0304
USA

Re: Request for acceleration of the effective date of the Registration Statement on Form SB-2 of Triton Resources, Inc.
Originally Filed 1/14/2005
File No. 333-122039

Attention: David Lyon

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form SB-2 Registration Statement of Triton Resources, Inc. be declared effective on at 5:00 PM Eastern Time on Monday, April 25, 2005 or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

Triton Resources, Inc. acknowledges that:

  should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Joseph I. Emas

Joseph I. Emas
Attorney for Triton Resources, Inc.